

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Gregory Poilasne
Chief Executive Officer
Nuvve Holding Corp.
2488 Historic Decatur Road, Suite 200
San Diego, California 92106

      Re: Nuvve Holding Corp.
            Registration Statement on Form S-1
            Filed November 25, 2024
            File No. 333-283451

Dear Gregory Poilasne:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Donahue at 202-551-6063 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing